January 19, 2007

Gilbert F. Amelio
Chief Executive Officer
Acquicor Technology Inc.
4910 Birch St., Suite 102
Newport Beach, CA 92660

Re: Acquicor Technology Inc.
Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A
Filed on January 11, 2006
File No. 1-32832

Dear Mr. Amelio:

　　We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Party Transactions, page 178

1.   Please advise us why you did not include the disclosure required by Item 404(b) of Regulation S-K or revise as necessary.

Note 2 – Pro Forma Adjustments

2.   Please advise us how the merger consideration labeled (e) in your pro forma balance sheet totaling $265,560 reconciles to the respective footnote to the pro forma financial statements which depicts total consideration of $271,086.

3.   We note the revised disclosure in footnote (g) in which you show how the purchase price is allocated to the assets acquired, however, it does not seem to take into account the liabilities assumed. Generally the costs of an acquired entity should be allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. Any excess over fair value of the *net* assets acquired should be allocated to goodwill. See paragraph 37 of SFAS 141. Please clarify how your allocation reflects the guidance in SFAS 141 and advise us or revise accordingly.

Acquicor Technology, Inc.

Financial Statements and Notes

Note L – Subsequent Events, pages F-12 – F-13

4.   We have read and considered your response to comment four and note your representation that the conversion option may be settled in unregistered shares on the basis that the notes were issued in a private placement. Please advise us and expand your disclosures to clarify how you considered the registration rights agreement for the convertible notes and the related penalties in the event you do not file and maintain an effective registration statement. Please provide a reference as appropriate to any clauses in your agreement that address how the registration rights agreement would be settled in the event the company is unable to deliver registered shares. Reference is made to paragraphs 14 and 17 of EITF 00-19.

* * *

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

You may contact, Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely

Gilbert F. Amelio
Acquicor Technology Inc.
January 19, 2007
Page 3

LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        Michael McTiernan
                                        Special Counsel